                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            LITTON INDUSTRIES, INC.

                       (Name of Subject Company (issuer))

                          NORTHROP GRUMMAN CORPORATION
                             LII ACQUISITION CORP.

                       (Name of Filing Persons (offeror))

                    Common Stock, Par Value $1.00 Per Share
                         (including associated rights)
                         (Title of Class of Securities)

                                   5380211061
                     (CUSIP Number of Class of Securities)

       Series B $2 Cumulative Preferred Stock, Par Value $5.00 Per Share

                         (Title of Class of Securities)

                                   5380214032

                     (CUSIP Number of Class of Securities)

                                 W. Burks Terry
                  Corporate Vice President and General Counsel
                          Northrop Grumman Corporation
                             1840 Century Park East
                         Los Angeles, California  90067
                                 (310) 553-6262

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                Andrew E. Bogen
                         Gibson, Dunn & Crutcher, LLP
                            333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                (213) 229-7159


                           CALCULATION OF FILING FEE

===================================================================================================================
                Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------------------------------------------
                   $ 3,839,095,546                                               $ 767,819.11
===================================================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (a) the purchase of all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of Litton Industries, Inc., a Delaware corporation (the "Company"), together with any associated rights to purchase preferred stock of the Company (the "Rights" and, together with the Common Stock, the "Common Shares") at a price per Common Share of $80.00 in cash and (b) the purchase of all of the issued and outstanding shares of Series B $2 Cumulative Preferred Stock, par value $5.00 per share (the "Preferred Shares"), of the Company at a price per Preferred Share of $35.00 in cash. As of December 31, 2000, based on the Company's representation of its capitalization, there were (i) 45,577,834 Common Shares outstanding (excluding 2,734,083 Common Shares held in the Company's treasury), (ii) approximately 5,137,149 vested options to purchase Common Shares that are expected to be outstanding prior to the Effective Time of the Merger (as defined herein), the exercise price(s) of which is less than $80.00, (iii) approximately 168,786 shares of performance-based restricted stock units and deferred stock units (the "Restricted Stock") and (iv) 410,643 Preferred Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percent of the value of the Common Shares, Preferred Shares and Restricted Stock proposed to be acquired.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:          Not applicable.   Filing Party:   Not applicable.
Form or Registration No.:        Not applicable.   Date Filed:     Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes to designate any transactions to which this statement relates:

      [X] third party tender offer           [ ] going-private transaction
              subject to Rule 14d-1                    subject to Rule 13e-3

      [ ] issuer tender offer                [ ] amendment to Schedule 13D
              subject to Rule 13e-4                    under Rule 13d-2


     Check the following box if the filing is a final amendment reporting the
     results of the tender offer.   [ ]

        This Tender Offer Statement on Schedule TO is filed by Northrop Grumman Corporation, a Delaware corporation ("Parent"), and LII Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Parent. This statement relates to the tender offer (the "Offer") by Purchaser to purchase (a) all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of Litton Industries, Inc., a Delaware corporation (the "Company"), together with any associated rights to purchase preferred stock of the Company (the "Rights," and, together with the Common Stock, the "Common Shares") at a price per Common Share of $80.00 (the "Common Offer Price") and
(b) all of the outstanding shares of Series B $2 Cumulative Preferred Stock, par value $5.00 per share (the "Preferred Shares"), of the Company at a price per Preferred Share of $35.00 (the "Preferred Offer Price" and, together with the Common Offer Price, the "Offer Price"), in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibit
(a)(1)(i) and (a)(1)(ii), respectively.

Items 1 through 11.

        As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase (including Schedules I and II attached), is incorporated by reference into this Tender Offer Statement on Schedule TO.

Item 12.   Exhibits.

(a)(1)(i)   Offer to Purchase, dated January 5, 2001.

(a)(1)(ii) Letter of Transmittal, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(1)(iii) Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
            each dated January 5, 2001.

(a)(2)      None.

(a)(3)      Not applicable.

(a)(4)      Not applicable.

(a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Common Stock and Preferred Stock, dated January 5, 2001.

(a)(5)(ii) Letter to Clients, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(a)(5)(iv) Press release issued by Parent on December 21, 2000 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on December 22, 2000).

(a)(5)(v) Summary Advertisement as published in the Wall Street Journal on January 5, 2001.

(b)(i) Financing Commitment Letter dated December 20, 2000 from Credit Suisse First Boston and The Chase Manhattan Bank relating to $6,000,000,000 aggregate principal amount of senior credit facilities.

(c)         Not applicable.

(d)(1) Merger Agreement, dated as of December 21, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Confidentiality Agreement dated June 23, 2000, between Parent and the Company.

(d)(3) Letter Agreement dated December 21, 2000, between Ronald D. Sugar and Parent.

(e)         Not applicable.

(f)         Section 262 of the Delaware General Corporation Law (included as
            Schedule II to the Offer to Purchase).

(g)         None.

(h)         None.

Item 13.    Information Required by Schedule 13E-3.

            Not Applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LII ACQUISITION CORP.


                              By:  /s/ Albert F. Myers
                                 -------------------------------------------
                              Name: Albert F. Myers
                                   -----------------------------------------
                              Title: President
                                    ----------------------------------------


                              NORTHROP GRUMMAN CORPORATION


                              By:  /s/ Albert F. Myers
                                 ------------------------------------------
                              Name: Albert F. Myers
                                   ----------------------------------------
                              Title: Corporate Vice President and Treasurer
                                    ---------------------------------------


Dated: January 5, 2001

                                 EXHIBIT INDEX

(a)(1)(i)   Offer to Purchase, dated January 5, 2001.

(a)(1)(ii) Letter of Transmittal, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(1)(iii) Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
            each dated January 5, 2001.

(a)(2)      None.

(a)(3)      Not applicable.

(a)(4)      Not applicable.

(a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Common Stock and Preferred Stock, dated January 5, 2001.

(a)(5)(ii) Letter to Clients, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(a)(5)(iv) Press release issued by Parent on December 21, 2000 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on December 20, 2000).

(a)(5)(v) Summary Advertisement as published in the Wall Street Journal on January 5, 2001.

(b)(i) Financing Commitment Letter dated December 20, 2000 from Credit Suisse First Boston and The Chase Manhattan Bank relating to $6,000,000,000 aggregate principal amount of senior credit facilities.

(c)         Not applicable.

(d)(1) Merger Agreement, dated as of December 21, 2000, by and among Parent, Purchaser and the Company.

(d)(2) Confidentiality Agreement dated June 23, 2000, between Parent and the Company.

(d)(3) Letter Agreement dated Decmeber 21, 2000, between Ronald D. Sugar and Parent.

(e)         Not applicable.

(f)         Section 262 of the Delaware General Corporation Law (included as
            Schedule II to the Offer to Purchase).

(g)         None.

(h)         None.